
07005143


SEC MAIL PROCESSING
RECEIVED
MAR 27 2007
WASH, D.C.
203
SECTION

STATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave.
(No. and Street)

Syosset, NY 11791
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Gaye 516-921-4650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

116 Jackson Ave., Syosset, NY 11791
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. E. Gaye & Sons Securities Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JONATHAN A. MOORE
NOTARY PUBLIC, State of New York
[illegible]
Qualified in [illegible] County
Commission Expires July 31, ~~20~~ 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on Internal Control required by SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
116 Jackson Avenue
Syosset, New York 11791
516 364 2110 Fax 516 364 1871
e-mail joseph.donangelo@verizon.net

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye & Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Don Angelo

Syosset, New York
February 26, 2007

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
As of December 31, 2006

Assets

Assets:		
Cash	$	23,151
Deposit-Clearance Organization		29,811
Marketable securities, at market value		69,243
Receivable from Clearing Organization		20,350
Prepaid expenses		5,298
Security deposit		1,646
Total Assets	$	149,499

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	10,906
Taxes payable		300
Total Liabilities		11,206
Stockholder's Equity:		
Common Stock, no par value, 200 shares authorized; 20 shares issued and outstanding		105,688
Retained earnings		32,605
Total Stockholder's Equity		138,293
Total Liabilities and Stockholder's Equity	$	149,499

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2006

REVENUES:	
Commissions - clearing broker	$ 176,487
Commissions - mutual funds	121,643
Trading gains and losses	948
Interest	4,454
Other Income	7,506
Total Revenues	311,038
EXPENSES:	
Payroll and benefits	207,777
Office Expense	20,961
Communications	15,772
Auto	12,972
Travel & Entertainment	9,471
Rent	8,739
Regulatory Fees	7,587
Professional Fees	5,477
Commissions	5,223
Insurance	4,942
Advertising & Promotion	3,095
Total Expenses	302,016
Income Before Taxes	9,022
Provision for Income Taxes	959
Net Income	$ 8,063

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2006

	Capital Stock		Retained	Total
	Common	Common		Stockholder's
Balance at	Shares	Amount	Earnings	Equity
January 1, 2006	20	$105,688	$24,542	$130,230
Net Income			8,063	8,063
Balance at December 31, 2006	20	$105,688	$32,605	$138,293

See auditor's report and notes to financial statements

C. E. Gaye and Sons Securities Limited
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$8,063
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Deposit-Clearance Organization	95
Marketable Securities	(12,143)
Receivable from Clearing Organization	(706)
Prepaid expenses	(2,912)
Security deposit	(34)
Increase (decrease) operating liabilities:	
Accounts Payables and Accrued Expenses	1,251
Taxes Payable	0
Total Adjustments	(14,449)
Net cash used in operating activities	(6,386)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on Common Stock	0
Net cash used in financing activities	0
Decrease in cash	(6,386)
Cash at beginning of the year	29,537
Cash at end of year	$23,151
Income Tax Payments	$3,609

See auditor's report and notes to financial statements.

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2006
Schedule 1

Net Capital		
Total Stockholder's Equity	$	138,293
Deductions		
Non-allowable Assets:		
Deposits		1,646
Pre-paid taxes		3,975
Pre-paid auto lease		1,323
		6,944
Net Capital before haircuts on security positions (tentative net capital)		131,349
Haircuts on securities		447
Net Capital	$	130,902
Aggregate indebtedness		
Items included in statement of financial condition:		
Total Liabilities	$	11,206
Total Aggregate Indebtedness	$	11,206
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess net capital	$	80,902
Ratio: Aggregate indebtedness to net capital		0.09:1

There were no material differences between the Computation of Net Capital of the Audited and Unaudited Reports.

See auditor's report and notes to financial statements

NOTES TO FINANCIAL STATEMENT

1. BUSINESS ORGANIZATION AND DESCRIPTION

C. E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 20 shares outstanding. The corporation operates in 18 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 7 international clients.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis.

b. Office Furniture, Fixtures, Equipment & Leasehold Improvements

Capitalization policy of depreciation over estimated useful lives subject to minimum cost requirements.

c. Non-direct advertising costs are expensed as incurred.

d. Income Taxes

C. E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2006 was Federal $654 and New York State was $305. At December 31, 2006 there was no liability for Federal taxes payable and a $300 liability for New York State taxes.

e. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

f. Use of estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safe-keep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

4. EMPLOYEE BENEFIT PLAN-DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd. provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2006 was $15,541. It was funded in full in 2006.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd. leases its office space under a lease agreement expiring November 1, 2007, requiring annual base rental payments of $13,348 plus adjustment for real estate tax increases. During the year 2006 rent expense was decreased by $4,609 from month to month sublease arrangement. The Company also leases an automobile with an option to purchase for $20,525 at the end of the lease. The annual lease payments are $5,748.

Minimum payments due under the lease agreements are as follows:

2007	$17,205
2008	$ 2,874
2009	0

6. NET CAPITAL REQUIREMENTS

C. E. Gaye & Sons Securities, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. Computation of net capital and net capital ratios is shown on Schedule 1 of this report.

Joseph A. Don Angelo
Certified Public Accountant
116 Jackson Avenue
Syosset, New York 11791
516 364-2110 Fax 516 364-1871
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To C. E. Gaye Sons & Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye Sons & Securities, Ltd. (the Company) for the year ended December 31, 2006, we considered its internal, control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye Sons Securities, Ltd., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or net aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15-c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements, errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Syosset, New York
February 26, 2007

END